FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: March 30, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Changes in Directors and Corporate Organization

March 30, 2009

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation
Name of Representative:	Makoto Kawamura, President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)
Person for inquiry:	Shoichi Aoki General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Changes in Directors and Corporate Organization

This is to advise you that Kyocera Corporation (President: Makoto Kawamura) resolved at a meeting of its Board of Directors held on March 27, 2009 with respect to draft changes in Directors and corporate organization, as follows:

1.	Assignment of office of Executive Officer to a Director (As from April 1, 2009)

Name	New Title [New Assignment]	Present Title [Present Assignment]
Hisao Hisaki	Director Senior Managing Executive Officer [President of KYOCERA (Tianjin) Sales & Trading Corporation]	Director [President of KYOCERA (Tianjin) Sales & Trading Corporation]

2.	New Candidates for Director

Name	New Title [New Assignment]	Present Title [Present Assignment]
Yasuyuki Yamamoto	Director Managing Executive Officer [Deputy General Manager of Corporate Communication Equipment Group]	Senior Executive Officer [Deputy General Manager of Corporate Communication Equipment Group]

Yoshihiro Kano	Director Managing Executive Officer [General Manager of Corporate Development Group]	Executive Officer [General Manager of Corporate Development Group]

Goro Yamaguchi	Director Managing Executive Officer [General Manager of Corporate Semiconductor Components Group]	Senior Executive Officer [Deputy General Manager of Corporate Semiconductor Components Group]

Shoichi Aoki	Director Managing Executive Officer [General Manager of Corporate Financial & Accounting Group]	Executive Officer [General Manager of Corporate Financial & Accounting Group]

Katsumi Komaguchi	Director Managing Executive Officer [President and Representative Director of KYOCERA MITA Corporation]	Executive Officer [President and Representative Director of KYOCERA MITA Corporation]

*	Changes in titles and assignments will become effective as from April 1, 2009.

*	The above-mentioned candidates are scheduled to be elected as Directors at the General Shareholders Meeting to be held in late June 2009.

3.	Resignation of Directors (scheduled)

Present Vice Chairman and Representative Director:	Mr. Naoyuki Morita
Present Director:	Mr. Michihisa Yamamoto
Present Director:	Mr. Isao Kishimoto

*	Mr. Naoyuki Morita will cease to be Vice Chairman and Representative Director and will become a Director as from April 1, 2009, and will resign from the office of Director at the General Shareholders Meeting to be held in late June 2009, but will remain as Chairman and Representative Director of Kyocera Communication Systems Co., Ltd.

*	Mr. Michihisa Yamamoto shall resign from the office of Director at the General Shareholders Meeting to be held in late June 2009.

*	Mr. Isao Kishimoto will resign from the office of Director at the General Shareholders Meeting to be held in late June 2009, but will remain as President and Representative Director of Kyocera Kinseki Corporation.

4.	New Candidate for Corporate Auditor

Mr. Yoshinari Hara [Chief Corporate Advisor, Daiwa Securities Group Inc.]

*	Mr. Yoshinari Hara is scheduled to be elected as a Corporate Auditor at the General Shareholders Meeting to be held in late June 2009.

5.	Resignation of Corporate Auditor (scheduled)

Present Corporate Auditor: Mr. Shigekazu Tamura [Certified Public Accountant]

*	Mr. Shigekazu Tamura will resign from the office of Corporate Auditor at the General Shareholders Meeting to be held in late June 2009.

6.	Resignation of Advisor (scheduled)

Present Advisor: Mr. Yasuo Nishiguchi

*	Mr. Yasuo Nishiguchi will resign from Advisor as of the end of June 2009.

7.	Changes in Corporate Organization (as from April 1, 2009)

1)	The Corporate Environment and Education Group will be divided into the Corporate Environment Group and the Corporate Education Group.

2)	The Corporate Thin Film Components Group and the Corporate Display Group will be consolidated into the Corporate Thin Film Components Group.

8.	Changes in Titles and Assignments of Executive Officers (as from April 1, 2009)

Name	New Title [New Assignment]	Present Title [Present Assignment]
Hisashi Sakumi	Managing Executive Officer [General Manager of Corporate Environment Group]	Managing Executive Officer [General Manager of Corporate Environment and Education Group]

Osamu Nomoto	Senior Executive Officer [General Manager of Corporate Legal and Intellectual Property Group]	Managing Executive Officer [Manager of Corporate Management Promotion Office]

Keijiro Minami	Senior Executive Officer [General Manager of Corporate R&D Group for Components and Devices]	Senior Executive Officer [General Manager of Corporate Legal and Intellectual Property Group]

Yasushi Matsumura	Executive Officer [Vice President and Representative Director of KYOCERA KINSEKI Corporation]	Executive Officer [General Manager of Corporate Display Group]

Gen Takayasu	Executive Officer [Deputy General Manager of Corporate Electronic Components Group]	Executive Officer [General Manager of Corporate Communication Devices Division, Corporate Semiconductor Components Group]

Junzo Katsuki	Executive Officer [Deputy General Manager of Corporate Communication Equipment Group]	Executive Officer [General Manager of Corporate Electronic Components Sales Division, Corporate Electronic Components Group]

Toshimi Gejima	Executive Officer [General Manager of R&D Center Kagoshima, Corporate R&D Group for Components and Devices]	Executive Officer [General Manager of Corporate Automotive Components Group]

Masaki Kouzu	Executive Officer [General Manager of Corporate Education Group]	Executive Officer [General Manager of Education and Planning Division, Corporate Environment and Education Group]

Yoshiharu Nakamura	Executive Officer [Executive Vice President of Dongguan Shilong KYOCERA Optics Co., Ltd.]	Executive Officer [Deputy General Manager of Corporate Fine Ceramics Group]

Tsuyoshi Egami	Executive Officer [Deputy General Manager of Corporate Mobile Communication Equipment Engineering Division, Corporate Communication Equipment Group]	Executive Officer [Deputy General Manager of Corporate 2nd Mobile Communication Equipment Division, Corporate Communication Equipment Group]

9.	New Candidates for Executive Officer (as from April 1, 2009)

Name	New Title [New Assignment]	Present Title [Present Assignment]
Kouji Mae	Executive Officer [President and Representative Director of KYOCERA SLC Technologies Corporation]	[President and Representative Director of KYOCERA SLC Technologies Corporation]

Motoo Kobayashi	Executive Officer [President and Representative Director of KYOCERA Communication Systems Co., Ltd.]	[President and Representative Director of KYOCERA Communication Systems Co., Ltd.]

Nobuo Kitamura	Executive Officer [Deputy General Manager of Corporate Solar Energy Group]	[Deputy General Manager of Corporate Solar Energy Group]

Ken Ishii	Executive Officer [General Manager of Corporate Cutting Tool Group]	Deputy General Manager of Corporate Cutting Tool Group]

Takeshi Oda	Executive Officer [General Manager of Corporate Mobile Communication Equipment Engineering Division, Corporate Communication Equipment Group]	[General Manager of Engineering Division 1, Corporate 1st Mobile Communication Equipment Division, Corporate Communication Equipment Group]

10.	Resignation of Executive Officers (as of March 31, 2009)

Present Managing Executive Officer, General Manager of Corporate Purchasing Group:

Mr. Takashi Itoh

Present Executive Officer, General Manager of Corporate Cutting Tool Group:

Mr. Yukihiro Takarabe

Present Executive Officer, General Manager of Corporate Electronic Components Business Promotion Division, Corporate Electronic Components Group:

Mr. Nobuhiro Ochiai

*	Mr. Yukihiro Takarabe will resign from the office of Executive Officer as of March 31, 2009, and will assume the office of President and Representative Director of Kyocera Solar Corporation.

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